UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

April 24, 2023

(Date of Report (Date of earliest event reported))

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

561 East Colorado Blvd. Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

 Item 9.                Other Events

Compliance With Ongoing Reporting Requirements

The Company will be unable to timely file its Form 1-K for the year ended December 31, 2022, as it completes an audit of its financial statements. The Company anticipates making this filing in due course.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ Christian Huff
Christian Huff, Chief Financial Officer
Date: April 26, 2023